

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via E-mail</u>
Mr. James Zhang
President, Chief Executive Officer, and Director
Sunvalley Solar, Inc.
398 Lemon Creek Drive
Suite A
Walnut, CA 91789

> **Re:** **Sunvalley Solar, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 22, 2011**
> **File No. 333-171878**
>
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 20, 2011**
> **File No. 333-150692**

Dear Mr. Zhang:

We have reviewed your filings and have the following comment.

<u>Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010</u>

1. Please amend this Form 10-K to provide currently dated signatures. In this regard, we note the signatures on your Form 10-K and on the certifications provided as Exhibits 31.1, 31.2, and 32.1 do not appear to have been updated since you filed the second amendment to the Form 10-K.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram
Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
        Joe Laxague
        Cane Clark LLP